SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 6, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
Date: February 6, 2006	By:	/s/ Linda H. Mackid
		Name:	Linda H. Mackid
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated February 6, 2006 referenced as:

“EnCana recommends rejection of mini-tender offer”

EnCana recommends rejection of mini-tender offer
CALGARY, Alberta (February 6, 2006) — EnCana Corporation (TSX, NYSE: ECA) has received a copy of an unsolicited mini-tender offer made by TRC Capital Corporation (TRC Capital), pursuant to which TRC Capital has offered to purchase up to 2,000,000, or approximately 0.25 percent, of the outstanding common shares of EnCana. The offer price of C$54.50 per common share represents a 3.96 percent discount to the C$56.75 closing price for EnCana’s common shares on the Toronto Stock Exchange on January 31, 2006, the day before the offer was made.
EnCana recommends that its shareholders reject this unsolicited offer. EnCana wishes to inform its shareholders that it is not associated with TRC Capital, the offer or the offer documentation. TRC Capital’s unsolicited offer is not related to EnCana’s previously announced normal course issuer bid for the purchase, from time to time, of up to 85,603,640 of its common shares on the facilities of the Toronto Stock Exchange and the New York Stock Exchange.
Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers. The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm
Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at: www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa1999121061-301.jsp
Further information on EnCana Corporation is available on the company’s website, www.encana.com.

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007